    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1998
                                                      REGISTRATION NO. 333-58523

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                                 CONCEPT SERIES
                              TELE-GLOBAL TRUST 4
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH          388 GREENWICH ST.
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS     NEW YORK, N.Y. 10013
      P.O. BOX 9051
     PRINCETON, N.J.
       08543-9051


PAINEWEBBER INCORPORATED
   1285 AVENUE OF THE
        AMERICAS
  NEW YORK, N.Y. 10019                            DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                    NEW YORK, N.Y. 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
     PRINCETON, N.J.
       08543-9051                                    LAURIE A. HESSLEIN
                                                      388 GREENWICH ST.
                                                    NEW YORK, N.Y. 10013

                                COPIES TO:

    ROBERT E. HOLLEY      PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE              ESQ.           DEAN WITTER REYNOLDS INC.
        AMERICAS           450 LEXINGTON AVENUE        TWO WORLD TRADE
  NEW YORK, N.Y. 10019     NEW YORK, N.Y. 10017      CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048

E. TITLE OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.

/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on August 13, 1998 pursuant to Rule 487.

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                                                   DEFINED ASSET FUNDSSM
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EQUITY INVESTOR FUND          The objective of this Defined Fund is total return
CONCEPT SERIES                through a combination of capital appreciation and,

TELE-GLOBAL TRUST 4           to a lesser extent, current income by investing

(A UNIT INVESTMENT            for a period of about two years in a diversified
TRUST)                        portfolio of publicly traded common stocks issued
------------------------------by domestic and international companies engaged in
-- PROFESSIONAL SELECTION     a wide range of telecommunications activities.
-- DIVERSIFICATION            These issuers provide local, long distance,
-- REINVESTMENT OPTION        wireless telecommunications, cable television, and
                              internet services as well as telecommunications equipment and networking. The telecommunications industry is expected to continue to expand, stimulated by competition, globalization and introduction of new products and services. There is no assurance that the Fund's objective will be met.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and no assurance can be given that the underlying common stocks will continue to pay dividends or that the underlying common stocks or the units will appreciate in value.
                              Minimum purchase: $250.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
SPONSORS:                      OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Merrill Lynch,                 CONTRARY IS A CRIMINAL OFFENSE.
Pierce, Fenner & Smith         Inquiries should be directed to the Trustee at

Incorporated                   1-800-221-7771.
Smith Barney Inc.              Prospectus dated August 13, 1998.

PaineWebber Incorporated       INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International equity and bond portfolios
The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defining Your Portfolio
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The 36 stocks represented in the Fund are issued by companies that are expected to benefit from strong growth in access lines as a result of internet growth, globalization and consolidation of the telecommunications industry. Investing in the Portfolio, rather than in only one or two of the underlying common stocks, is a way to diversify your investment. Based upon the principal business of each issuer and current market values, the following types of telecommunications companies are represented in the Portfolio:


                                                    PORTFOLIO
                                                   PERCENTAGE
/ / Telecommunications Services
      Regional Bells                                  10%
      Independents                                     5%
      Long Distance                                    5%
      Wireless                                         5%
/ / Telecommunications Equipment                      27%
/ / Telecommunications Networking                     11%
/ / International                                     37%




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Defining Your Risks
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Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the telecommunications industry, movements in stock prices generally, the impact of the Sponsors' purchase and sale of the securities (especially during the primary offering period of units) and other factors. Therefore, there is no guarantee that the objective of the Portfolio will be achieved.
Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, the adverse financial condition of an issuer or any market movement in the price of a security will not necessarily require the sale of securities from the Portfolio or mean that the Sponsors will not continue to purchase the security in order to create additional Units. Although the Portfolio is regularly reviewed and evaluated and Sponsors may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation.
In addition, the Fund is concentrated in common stocks of domestic telecommunications companies and therefore is dependent to a significant extent on revenues generated from those particular activities. In addition, 13 issuers are foreign issuers (see Risk Factors--The Telecommunications Industry and Foreign Issuers in Part B).

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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                   $999.95
The Public Offering Price as of August 12, 1998, the business day prior to the initial date of deposit, is based on the aggregate value of the underlying securities ($444,125.03) and any cash held to purchase securities, divided by the number of units outstanding (448,611) times 1,000, plus the initial sales charge. The Public Offering Price includes estimated organization costs of $1.97 per 1,000 Units, to which no sales charge has been applied. Units offered on the Initial Date of Deposit will also be priced at $999.95 per 1,000 Units although the aggregate value of the underlying securities, cash amount and number of Units may vary. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.
SALES CHARGES
The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of the Portfolio in seven monthly payments each year of the Portfolio. If you redeem or exchange your units prior to September 1, 1999, you will not pay the deferred sales charge for the second year.
ROLLOVER/EXCHANGE OPTION
You may exchange your units of this Portfolio for units of any Select or Focus Series or certain other Equity Investor Series any time prior to termination of this Portfolio. If you continue to hold your units, when this Portfolio is about to be liquidated you may have the option to roll your proceeds into the next Series, if one is available. If you notify your financial professional by August 11, 2000, your units will be redeemed and your proceeds will be reinvested in units of the next Portfolio, if available. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so elect, an in-kind distribution) after termination. Of course you can sell or redeem your Units at any time prior to termination.
SEMI-ANNUAL INCOME DISTRIBUTIONS
Distributions of income, if any, will be paid on the 25th days of December, 1998, June and December, 1999 and June, 2000 to Holders of record on the 10th day of those months. In order to meet certain tax requirements, a special distribution of income including capital gains, may be paid to holders of record as of a date in December.

REINVESTMENT OPTION
You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.
TAXES
Distributions that are taxable as ordinary income to investors will constitute dividends for federal income tax purposes and may, subject to certain limitations, be eligible for the dividends-received deduction for certain corporations (see Taxes in Part B).

Investors who are individuals and have held their Units for more than 12 months may be entitled to a 20% maximum federal income tax rate for gains from the sale of these Units and for certain dividends from the Portfolio designated as capital gains dividends.

Foreign holders should be aware that distributions from the Portfolio will generally be subject to information reporting and withholding taxes. (See Taxes in Part B.)
TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and, after the initial offering period, the charge for organization expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based on the amount paid to you (net of the deferred sales charge and, after the initial offering period, the charge for organization expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organization expenses.
TERMINATION DATE
The Portfolio will terminate by September 8, 2000. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS
The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $199.00 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Profits in Part B).

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Defining Your Costs
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SALES CHARGE

You will pay an initial sales charge of about 1.0%. In addition, seven monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (February 1 and February 15, 1999 through July 1, 1999 and September 1, 1999 through March 1, 2000). This deferred method of payment keeps more of your money invested over a longer period of time. The sales charge is reduced on purchases of $50,000 or more as shown in Part B. If you exchange units of a Select or Focus Series or certain other Equity Investor Series for units of this Portfolio, or roll the proceeds of your investment into a new portfolio, you will not be subject to the 1.0% initial charge. However, you will be required to pay the balance of the deferred sales charge for the first portfolio for the year in which you exchange your units, in addition to the deferred sales charge for this Portfolio. (See How To Buy Units--Public Offering Price.)

Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay. On a $1,000 investment for 1,000 Units, you will pay the following charges:

                                                         As a %
                                                  of Initial Public
                                                  Offering Price
                                                  -----------------
Initial Sales Charge                                       1.00%
Deferred Sales Charge per Year                             1.75%
Maximum Sales Charge                                       4.50%
Maximum Sales Charge Imposed on Reinvested
  Dividends                                                3.50%

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------

Trustee's Fee                              .089%       $     0.88
Maximum Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Other Operating Expenses                   .035%       $     0.35
                                  -----------------  --------------
TOTAL                                      .170%       $     1.68

These estimates do not include the costs of purchasing and selling the underlying securities.
ORGANIZATION COSTS
Investors will bear all or a portion of the expenses incurred in organizing the Portfolio--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Estimated organization costs shown below are included in the public offering price and will be deducted from the assets of the Portfolio as of the close of the initial offering period.

                                                    Amount per
                                                   1,000 Units
                                                  ---------------
Estimated Organization Costs                         $    1.97

COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    10 Years
   $31        $74       $120        $244


Although the Portfolio has a term of only two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over into a new Portfolio subject only to the deferred sales charge and Portfolio expenses.
The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.
Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. REDEEMING OR SELLING YOUR INVESTMENT

You may sell or redeem your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of August 12, 1998 was $972.45 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the annual deferred sales charge which declines over each year of the Portfolio ($17.50 initially). If you sell your units before September 1, 1999, you will pay only the balance of any deferred sales charge remaining for the first year. If you redeem or sell your units on or after September 1, 1999, you will pay the remaining balance of the deferred sales charge for the second year. After the initial offering period, the repurchase and cash redemption prices for units may be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $0.59 per 1,000 units. If you reinvest in a new Portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

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                               Defined Portfolio
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Equity Investor Fund
Concept Series

Tele-Global Trust 4                                              August 13, 1998



                                                                         PRICE
                                      TICKER         PERCENTAGE        PER SHARE         COST
NAME OF ISSUER                        SYMBOL        OF FUND (1)         TO FUND       TO FUND (2)
----------------------------------------------------------------------------------------------------
1. 3Com Corporation                    COMS                3.04%      $   30.0000   $     13,500.00
2. ADC Telecommunications, Inc.        ADCT                2.40           29.5625         10,642.50
3. AirTouch Communications, Inc.        ATI                4.69           59.5625         20,846.88
4. Aliant Communications, Inc.         ALNT                1.39           28.0000          6,160.00
5. ALLTEL Corporation                   AT                 1.68           41.5000          7,470.00
6. Aspect Telecommunications
    Corporation                        ASPT                3.11           30.0000         13,800.00
7. AT&T Corporation                      T                 1.80           57.0000          7,980.00
8. Bell Atlantic Corporation            BEL                1.96           41.5000          8,715.00
9. BellSouth Corporation                BLS                1.93           66.0000          8,580.00
10. British Telecommunications PLC*     BTY                1.50          133.3750          6,668.75
11. Cable & Wireless PLC*               CWP                2.28           36.2500         10,150.00
12. Century Telephone Enterprises,
    Inc.                                CTL                2.16           47.8750          9,575.00
13. CISCO Systems, Inc.                CSCO                5.99           98.5625         26,611.88
14. ECI Telecommunications Limited     ECILF               2.55           34.3750         11,343.75
15. FORE Systems, Inc.                 FORE                2.07           24.1875          9,191.25
16. France Telecom S.A.*                FTE                1.54           68.4375          6,843.75
17. Frontier Corporation                FRO                1.30           33.8750          5,758.75
18. Harris Corporation                  HRS                1.27           37.5000          5,625.00
19. KPN NV*                             KPN                1.82           40.3750          8,075.00
20. Lucent Technologies, Inc.           LU                 6.11           90.4375         27,131.25
21. Nokia Corporation*                 NOKA                3.04           79.5000         13,515.00
22. Northern Telecom Limited            NT                 3.05           54.1250         13,531.25
23. PairGain Technologies, Inc.        PAIR                1.60           13.3750          7,088.75
24. Portugal Telecom S.A.*              PT                 1.83           54.2500          8,137.50
25. QUALCOMM, Inc.                     QCOM                4.71           55.0000         20,900.00
26. SBC Communications, Inc.            SBC                3.93           38.8125         17,465.63
27. Scientific-Atlanta, Inc.            SFA                1.55           24.6250          6,895.00
28. Sprint Corporation                  FON                2.20           69.6875          9,756.25
29. Symbol Technologies, Inc.           SBL                2.20           44.3750          9,762.50
30. Tele Danmark A/S*                   TLD                2.27           48.0625         10,093.13
31. Telecom Italia S.p.A*               TI                 5.30           78.5000         23,550.00
32. Telefonaktiebolaget LM
    Ericsson*                          ERICY               2.92           24.4375         12,951.88
33. Telefonica S.A.*                    TEF                3.21          142.6875         14,268.75
34. Tellabs, Inc.                      TLAB                4.39           72.1875         19,490.63
35. US West, Inc.                       USW                1.94           50.7500          8,627.50
36. Vodafone Group PLC*                 VOD                5.27          130.1250         23,422.50
                                                --------------------               -----------------
                                                         100.00%                    $    444,125.03
                                                --------------------               -----------------
                                                --------------------               -----------------


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 * Indicates an American Depositary Receipt ('ADR') (see Risk Factors--Foreign Issuers in Part B).
(1) Based on Cost to Fund.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on August 12, 1998.
                      ------------------------------------
The securities were acquired on August 12, 1998 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or comanagers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Equity Investor Fund, Concept Series, Tele-Global Trust 4, Defined Asset Funds (the 'Fund'):
We have audited the accompanying statement of condition and the defined portfolio included in the prospectus of the Fund as of August 13, 1998. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of August 13, 1998 in conformity with generally accepted accounting principles.
DELOITTE & TOUCHE LLP
New York, N.Y.
August 13, 1998
                  STATEMENT OF CONDITION AS OF AUGUST 13, 1998
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         444,125.03
                                                         --------------------
           Total.........................................$         444,125.03
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
Reimbursement of Sponsors for Organization Expenses(2)...$             883.76
                                                         --------------------
  Subtotal...............................................              883.76
                                                         --------------------
Interest of Holders of 448,611 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................          448,588.57
  Gross underwriting commissions and organization
    expenses(5)(2).......................................           (5,347.30)
                                                         --------------------
  Subtotal...............................................          443,241.27
                                                         --------------------
           Total.........................................$         444,125.03
                                                         --------------------
                                                         --------------------

---------------
          (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on August 12, 1998. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $444,324.03 and deposited with the Trustee. The amount of the letter of credit includes $444,125.03 for the purchase of securities.
          (2) A portion of the Public Offering Price consists of cash or securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.97 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors to the Sponsors will be satisfied.
          (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $999.95 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent Business Day will vary.
          (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on August 12, 1998.
          (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $17.50 per 1,000 Units is payable each year ($2.50 per 1,000 Units February 1 and 15, 1999, and thereafter on the first of each month through July 1, 1999 and monthly September 1, 1999-March, 2000). Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                              EQUITY INVESTOR FUND
                        CONCEPT SERIES TELE-GLOBAL TRUST
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX

                                                    PAGE
                                                 ---------
 FUND DESCRIPTION...........................          1
 RISK FACTORS...............................          2
 HOW TO BUY UNITS...........................          4
 HOW TO REDEEM OR SELL UNITS................          6
 EXCHANGE OPTION............................          7
 INCOME, DISTRIBUTIONS AND REINVESTMENT.....          8
 FUND EXPENSES..............................          9
 TAXES......................................          9
 RECORDS AND REPORTS........................         12
 TRUST INDENTURE............................         12
 MISCELLANEOUS..............................         12

 SUPPLEMENTAL INFORMATION...................         15




FUND DESCRIPTION
PORTFOLIO SELECTION
     Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Securities for the Portfolio after considering the Fund's investment objective as well as the quality of the common stocks, the earning and dividend payment records of the issuers, the capitalization of the issuers and the prices of the common stocks. The screening process included (1) identifying companies with two-year growth potential, (2) performing a thorough fundamental financial analysis, and (3) evaluating liquidity, market share and timeliness of purchase. This Fund is invested in telecommunications stocks (both domestic and foreign) believed to be well positioned to take advantage over the next two years of advances in telecommunications technology, increasing demand for telecommunications products and services, and global expansion of telecommunications services (particularly from privitization of government-owned facilities). Advertising and sales literature may contain brief descriptions of the businesses of each of the companies in the Portfolio and Defined Asset Funds research analysis of why they were selected.
     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. Following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.
     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Fund. To minimize these effects, the Fund will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible.

     Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances. PORTFOLIO SUPERVISION
     The Portfolio follows a buy and hold investment strategy that buys stocks and generally holds them for two years, in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security in the open market when in its opinion it is in the best interests of investors to do so. While the Portfolio is not actively managed, the Portfolio is regularly reviewed and evaluated and Securities may be sold in the case of adverse developments concerning a Security, including the adverse financial condition of the issuer, the institution of legal proceedings against the issuer, or a decline in the price or the occurrence of other market or credit factors that might make retention of the Security detrimental to the interest of investors or if the disposition of these Securities is necessary in order to enable the Portfolio to make distributions of the Portfolio's capital gain net income or desirable in order to maintain the qualification of the Portfolio as a regulated investment company under the Internal Revenue Code. Securities can also be sold to meet redemption of Units. In selling Securities the Portfolio will attempt to minimize any current tax liability for current investors. The Sponsor is also authorized to direct the reinvestment of the proceeds of the sale of Securities, as well as moneys held to cover the purchase of Securities pursuant to contracts which have failed, in additional Securities, including U.S. Treasury Securities. The Portfolio may continue to hold a Security and purchase additional shares even though the research analyst's opinion or the assessment of a Security or sector may have changed or subsequent to the initial date of deposit a Security may no longer satisfy the Portfolio's selection criteria.
RISK FACTORS
     An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. There can be no assurance that the Portfolio will be effective in achieving its objective over the life of the Portfolio or that any future portfolios selected through this process during consecutive two-year periods will meet their objectives. The Portfolio is not designed to be a complete investment program.
THE TELECOMMUNICATIONS INDUSTRY
     The companies whose securities are included in the Portfolio are engaged in providing local, long-distance, wireless, cable television and internet services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.
     General. Payment on common stocks of companies in the telecommunications industry, including local, long-distance, wireless, cable television and internet services, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. The domestic telecommunications industry is characterized by increasing competition in all sectors and regulation by the Federal Communications Commission and various state regulatory authorities. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. Telecommunications companies in both developed and emerging countries are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility. In addition, all telecommunications companies in both developed and emerging countries are subject to the additional risk that technological innovations will make their products and services obsolete.
     The Telecommunications Act of 1996. The Telecommunications Act of 1996; Communication Decency Act of 1996 (the 'Communications Act'), which became law on February 8, 1996, permits greater competition in the local and long distance telephone and equipment manufacturing markets. In addition, it changed the regulatory structure governing the Regional Bell Operating Companies ('RBOCs') from one based on rate of return to one based on price. The overall impact of the Communications Act on the Portfolio is uncertain as full competition has not yet set in.
     Regional Bell Operating Companies. The Portfolio contains securities of the five RBOCs. These corporations were spun off from AT&T in 1984. The RBOCs are seeking to increase profits through the development and sale of new high-margined products, such as caller ID, voicemail, call return, call waiting and interactive multimedia, to their existing customer base. To the extent that the demand for such products is less than anticipated, the price of securities of RBOCs could be adversely affected. Many of the RBOCs are also aggressively looking to expand into overseas markets through both direct and indirect investment. The impact of this expansion on the price of securities of the RBOCs is uncertain.
     Wireless Telephone Companies. Wireless telephone companies provide wireless services including paging, dispatch, cellular and Personal Communication Systems ('PCS') services throughout the United States and abroad. Most of the RBOCs as well as long distance companies are seeking to increase their share of the wireless market in view of perceived future growth prospects. It is unclear what effect, if any, increased competition between wireless and traditional telephone services will have on the Portfolio.
     Telecommunications Equipment Manufacturers. While the worldwide market for telecommunications equipment is expected to grow, the overall effect on the Portfolio of factors such as competing technologies, increasing capital requirements, protectionist actions by foreign governments and demand for new technologies, is impossible to predict.
     International Companies. The international companies in the Portfolio consist predominantly of former government owned telecommunications systems that have been privatized in stages. The Sponsors cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Portfolio.
FOREIGN ISSUERS
     Certain of the Securities in a Portfolio may consist of securities of foreign issuers. An investment in such a Fund involves some investment risks that are different in some respects from an investment in a fund that invests entirely in securities of domestic issuers. Those investment risks include future political and economic developments and the adoption of withholding taxes, exchange controls or other restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities. In addition, there may be less publicly available information than is available from a domestic issuer and foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. In addition, earnings and dividends for foreign companies are in non-U.S. currencies. Therefore, the U.S. dollar value of the stock and dividends for these issuers will vary with fluctuations in the U.S. dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including supply and demand for the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.
     American Depositary Shares and Receipts. Securities of foreign issuers may be purchased in ADR form in the United States. ADRs evidence American Depositary Shares which represent common stock deposited with a custodian in a depositary. American Depositary Shares (ADSs) and receipts therefor (ADRs) are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs.
     The terms and conditions of depositary facilities may result in less liquidity or lower market prices for ADRs than for the underlying shares. For those Securities that are ADRs, currency fluctuations will also affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Securities.
LIQUIDITY
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Fund may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsors. The price at which the Securities may be sold to meet redemptions and the value of the Fund will be adversely affected if trading markets for the Securities are limited or absent.
LITIGATION AND LEGISLATION
     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of Securities in the Fund. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.
LIFE OF THE PORTFOLIO
     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.
     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from any of the Sponsors at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Portfolio.
PUBLIC OFFERING PRICE
     Units are charged a combination of Initial and Deferred Sales Charges which will aggregate 2.75% of the public offering price for the first year ($17.50 Deferred Sales Charge plus an Initial Sales Charge of about 1.0%, totaling 2.75% of the public offering price) and approximately 1.75% for the second year. Because the annual Deferred Sales Charge is $17.50 per 1,000 Units in the second year regardless of the price you pay, the maximum sales charges expressed as a percentage of the public offering price will vary with the price you pay. For example, if you buy 1,000 Units for $1,050 (including an initial sales charge of $11.38) and hold the Units until termination, you will pay a total sales charge of $46.38 or 4.42% of the acquisition price on those Units. At an acquisition price of $950 (including an initial sales charge of $8.63), you would pay a total sales charge of $43.63 or 4.59% of the acquisition price.
     For quantity purchases of units by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages will apply (assuming a $1,000 public offering price for 1,000 Units):

                                                        SALES CHARGES IN FIRST YEAR         CUMULATIVE SALES
                                                                  DEALER CONCESSION            CHAR
              -------------------------------------------------------------------
                                                                                 AS % OF
                                                                         PUBLIC OFFERING
                                                                                   PRICE         -------------------
                              AS % OF PUBLIC           AS % OF NET      -----------------------  AS % OF PUBLIC
AMOUNT PURCHASED              OFFERING PRICE         AMOUNT INVESTED                             OFFERING PRICE
--------------------------  -----------------------  -----------------                           -------------------
Less than $50,000                       2.75%                2.778%                 2.00%                  4.50%
$50,000 to $99,999                      2.50                 2.519                  1.80                   4.25
$100,000 to $249,999                    2.00                 2.005                  1.45                   3.75
$250,000 to $999,999                    1.75                 1.750                  1.25                   3.50
$1,000,000 or more                      1.00                 1.000                   .50                   2.75

                             AS % OF PUBLIC
AMOUNT PURCHASED             OFFERING PRICE
--------------------------  ---------------------
Less than $50,000                     4.712%
$50,000 to $99,999                    4.439
$100,000 to $249,999                  3.896
$250,000 to $999,999                  3.627
$1,000,000 or more                    2.828


In addition, a portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio, including the costs of the initial preparation of documents relating to the Portfolio, federal and state registration fees, and the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

     The annual Deferred Sales Charge is a charge of $17.50 per 1,000 units and is accrued in seven monthly installments each year of the Portfolio, in the months indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment in the first or second year will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code) of an investor.
     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment in each year of the Portfolio. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability. In selling Securities the Portfolio will attempt to minimize any current tax liability for current investors.
     Selling dealers will be entitled to the concession stated in the table above on Units sold or redeemed during the first year. On Units held in the second year of the Portfolio, the selling dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more). Employees of certain Sponsors and Sponsor affiliates and non-employee directors of certain of the Sponsors may purchase Units at a reduced sales charge.
     Commercial banks and their securities broker subsidiaries that have agreements with the Sponsors may make Units available to their customers as their agents. A portion of the sales charge (equal to the dealer commission referred to above) will be retained or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act permits banks to act as agents of their customers on a disclosed basis and federal banking regulations have approved similar arrangements. In addition, state securities laws on this issue may differ from the interpretation of federal law expressed above and banks and financial institutions may be required to register as dealers pursuant to state law. EVALUATIONS
     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.
NO CERTIFICATES
     All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS
     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and any remaining Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Portfolio of liquidating Securities to pay the redemption price.
     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.
     If cash is not available in the Portfolio's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Portfolio. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Portfolio. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Fund Description--Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.
     Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsors at any time upon prior notice to investors.
     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order. SPONSORS' SECONDARY MARKET FOR UNITS
     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.
EXCHANGE OPTION

     You may exchange Units for units of Select or Focus Portfolios or certain other selected Equity Investor Series with one-or two-year terms and a combination of initial and deferred sales charges. Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Units, subject only to the remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.

     To make an exchange, you should contact your financial professional to find out what exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a market in any series or to offer successor portfolios, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.

ROLLOVER
     In lieu of redeeming their Units or receiving liquidation proceeds upon the termination of the Fund, investors may elect, by written notice to the Trustee prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Securities and other assets of the Fund toward the purchase of units of a new portfolio (if available). It is expected that the terms of any new portfolio, including this rollover feature, will be substantially the same as those of the Fund.
     A rollover of an investor's units is accomplished by the in-kind redemption of his Units of the Fund followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the new portfolio at their net asset value.
     The Sponsors intend to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of the new portfolio as quickly as possible, subject in both cases to the Sponsors' sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. There can be no assurance, however, that this procedure will be successful or might not result in less advantageous prices than had this procedure not been practiced at all. Pending the investment of rollover proceeds in the securities to comprise the new portfolio, those moneys may be uninvested for up to several days. For those Securities in the Portfolio that will also be in the new portfolio, a direct sale of those securities between the two funds is now permitted pursuant to an SEC exemptive order. These sales will be effected at the securities' closing sale prices on the exchanges where they are principally traded, free of any brokerage costs.
     By participating in the rollover you may realize taxable capital gain on the rollover but may not be entitled to a deduction for capital loss recognized on the rollover. Because of the rollover procedures, you will not receive a cash distribution with which to pay the taxes on any such capital gain. You should consult your own tax advisers in this regard. Investors who do not participate will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio may be sharply reduced resulting in a significant increase in per Unit expenses.
     The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.
     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.
INCOME, DISTRIBUTIONS AND REINVESTMENT
INCOME AND DISTRIBUTIONS
     The net annual income per Unit will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Fund and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared or paid.
     Each Unit receives an equal share of distributions of dividend income. Because dividends on the Securities are not received at a constant rate throughout the year, any income distribution may be more or less than the amount then credited to the Income Account. Dividends payable to the Fund are credited to an Income Account, as of the date on which the Fund is entitled to receive the dividends, and other receipts are credited to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. Dividend income per Unit received by the Fund and available for distribution and the distributable balance in the Capital Account per Unit (other than capital gains) as of any particular record day will be distributed on or shortly after the related distribution day to the holders of record on that record day, provided that no distribution from the Capital Account is required unless the distributable balance therein (excluding capital gains) is at least $5.00 per 1,000 Units. There is no assurance that actual distributions will be made since all dividends received may be used to pay expenses.
     An amount equal to any capital gain net income (i.e. the excess of capital gains over capital losses recognized by the Fund in any taxable year) will be distributed shortly after the end of the year. In order to meet certain tax requirements the Fund may make a special distribution of income, including capital gains, to holders of record as of a date in December. Proceeds received from the disposition of any of the Securities which are not used to make the distribution of capital gain net income, for redemption of Units or reinvested in additional Securities will be held in the Capital Account to be distributed on the next succeeding distribution day.
REINVESTMENT
     Income and principal distributions on Units may be reinvested by participating in the Fund's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Purchases made pursuant to the Reinvestment Plan will be made without initial sales charge at the net asset value for Units of the Fund (but will be subject to subsequently deducted deferred sales charges). Under the Reinvestment Plan, the Fund will pay the distributions to the Trustee which in turn will purchase for the investor full and fractional Units of the Fund at the price determined as of the close of business on the distribution day and will add the Units to the investor's account and send the investor an account statement reflecting the reinvestment. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.
FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. The estimated expenses do not include any brokerage commissions payable by the Portfolio in buying and selling securities. The Trustee's fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsors and are based on a sliding scale that reduces the per 1,000 units Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Portfolio and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.45 per 1,000

Units to reimburse them for the cost of providing Portfolio supervisory bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While the fee may exceed the amount of these costs and expenses attributable to the Portfolio, the total of these fees from all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of those Series during any calendar year. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.
     Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES
TAXATION OF THE FUND
     The Portfolio intends to qualify for and elect the special tax treatment applicable to 'regulated investment companies' under Sections 851-855 of the Internal Revenue Code of 1986, as amended (the 'Code'). Qualification and election as a 'regulated investment company' involve no supervision of investment policy or management by any government agency. If the Portfolio qualifies as a 'regulated investment company' and distributes to investors 90% or more of its taxable income, excluding its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) it distributes to investors in a timely manner. In addition, the Portfolio will not be subject to the 4% excise tax on certain undistributed income of 'regulated investment companies' to the extent it distributes to investors in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Portfolio will not be subject to Federal income tax or the excise tax, because the Indenture requires the distribution of the Portfolio's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Portfolio's taxable income (including any net capital gain) for any calendar year may be distributed shortly after the end of the calendar year, such a distribution will be treated for Federal income tax purposes as having been received by investors during the calendar year.
DISTRIBUTIONS
     Distributions to investors of the Portfolio's dividend income and net short-term capital gain in any year will generally be taxable as ordinary income to investors to the extent of the Portfolio's taxable income (other than taxable income attributable to its net capital gain) for that year. Distributions in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Portfolio's net capital gains will be designated as capital gain dividends and that the Portfolio's dividend income and net short-term capital gain will be taxable as ordinary income to investors.
     Distributions that are taxable as ordinary income to investors will constitute dividends for federal income tax purposes. Certain corporate investors will be eligible for the 70% dividends-received deduction to the extent that the distributions are appropriately designated by the Portfolio and are attributable to eligible dividends received by the Portfolio from domestic issuers with respect to whose Securities the Portfolio satisfies the requirements for the dividends-received deduction. The 46-day holding period for the dividends-received deduction must begin before and include each ex-dividend date and excludes the purchase date and any days during which the investor's investment is hedged. Depending upon the particular corporate investor's circumstances, additional limitations on the availability of the dividends-received deduction may be applicable. Further, legislative and regulatory proposals arise from time to time that may adversely affect the after-tax returns to investors taking advantage of the deduction. Investors are urged to consult their own tax advisers in this regard.

     Distributions of the Portfolio's net capital gain that are designated as capital gain dividends by the Portfolio will be taxable to investors as long-term capital gain, regardless of the time the investor has held his Units. However, if the Portfolio were to terminate in less than one year, the Portfolio would not distribute any capital gain dividends.
     An investor, other than a dealer in securities, will generally recognize capital gain or loss when the investor disposes of his Units (by sale, redemption or otherwise). In the case of a distribution of Securities to an investor upon redemption of his Units, capital gain or loss will generally be recognized in an amount equal to the difference between the investor's tax basis in his Units and the fair market value of the Securities received in redemption. Capital gain or loss asset is long-term if the asset is held for more than one year and short-term if held one year or less. However, any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Portfolio. The deduction of capital loss is subject to limitations. Noncorporate investors who have held their Units for more than 12 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these Units. Investors should consult their tax advisers regarding these matters.

     Any dividends received by the Fund from foreign issuers will in most cases be subject to foreign withholding taxes, which will generally be reduced, though not eliminated, by treaties between the United States and the relevant foreign country. The Fund will not be eligible for an election that would enable investors to credit foreign withholding taxes against their federal income tax liability on distributions by the Fund.
     The investor's basis in his Units will be equal to the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount. The relevant tax reporting forms received by investors will reflect the actual amounts paid to them, net of the deferred sales charge. Accordingly, investors should not increase their basis in their Units by the deferred sales charge amount.

     Investors will be taxed in the manner described above regardless of whether distributions from the Portfolio are actually paid to the investor or are reinvested. The federal tax status of each year's distributions will be reported to investors and to the Internal Revenue Service. The Portfolio intends to report to each investor, no later than January 31, the amount of distributions to that investor.
     The foregoing discussion summarizes only certain U.S. federal income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions by the Portfolio (other than capital gain dividends). Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.

RETIREMENT PLANS

     This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are generally offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).

     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution to an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). These income threshholds will gradually be increased by 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. The 10% surtax will be waived for withdrawals for certain educational and first-time homebuyer expenses. Subject to certain income limitations, under a special type of IRA, contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least 59 1/2 at the time of the distribution.
     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.
RECORDS AND REPORTS
     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Fund, the Trustee sends each investor of record a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.
TRUST INDENTURE
     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.
     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.
     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limitingthe liability of the Trustee.

MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.
SPONSORS
     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch & Co., Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. and Dean Witter Reynolds Inc., a principal operating subsidiary of Morgan Stanley Dean Witter & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.
CODE OF ETHICS
     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Portfolio and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Defined Asset Funds.

YEAR 2000 ISSUES
     Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the Year 2000 from the Year 1900 (commonly known as the 'Year 2000 Problem'). Like other investment companies and financial and business organizations, the Portfolio could be adversely affected if the computer systems used by the Agent for the Sponsors or Portfolio service providers do not properly address this problem prior to January 1, 2000. The Agent for the Sponsors has established a dedicated group to analyze these issues and to implement any systems modifications necessary to prepare for the Year 2000. Currently, we do not anticipate that the transition to the 21st century will have any material effect on the Portfolio. The Agent for the Sponsors has sought assurances from the Portfolio's other service providers that they are taking all necessary steps to ensure that their computer systems will accurately reflect the Year 2000, and the Agent for the Sponsors will continue to monitor the situation. At this time, however, no assurance can be given that the Portfolio's other service providers have anticipated every step necessary to avoid any adverse effect on the Portfolio attributable to the Year 2000 Problem.

PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS
     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.
PERFORMANCE INFORMATION
     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of dividends and capital gains reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.
     Past performance of any series may not be indicative of results of future series. Fund performance may be compared to the performance of the DJIA, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. Performance of the Stocks may be compared in sales literature to performance of the S&P 500 Stock Price Composite Index, to which may be added by year various national and international political and economic events, and certain milestones in price and market indicators and in offerings of Defined Asset Funds. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characterisitics, while the Stocks involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers. Sales literature may also describe certain historic milestones of the telecommunications industry.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.
     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM

SPONSORS:                          EQUITY INVESTOR FUND
Merrill Lynch,                     CONCEPT SERIES

Pierce, Fenner & Smith IncorporatedTELE-GLOBAL TRUST 4

Defined Asset Funds
P.O. Box 9051
Princeton, N.J. 08543-9051         This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment
Smith Barney Inc.                  company set forth in its registration
Unit Trust Department              statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor   have been filed with the Securities and
New York, NY 10013                 Exchange Commission, Washington, D.C. under
(212) 816-4000                     the Securities Act of 1933 and the Investment
PaineWebber Incorporated           Company Act of 1940, and to which reference
1200 Harbor Blvd.                  is hereby made.
Weehawken, N.J. 07087              ------------------------------
(201) 902-3000                     No person is authorized to give any
Dean Witter Reynolds Inc.          information or to make any representations
Two World Trade Center--59th Floor with respect to this investment company not
New York, N.Y. 10048               contained in its registration statement and
(212) 392-2222                     exhibits relating thereto; and any
TRUSTEE:                           information or representation not contained

The Bank of New York               therein must not be relied upon as having
P.O. Box 974                       been authorized.
Wall St. Division                  ------------------------------
New York, N.Y. 10268-0974          When Units of this Fund are no longer
1-800-221-7771                     available this Prospectus may be used as a

                                   preliminary prospectus for a future series, in which case investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                      70102--8/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated                 8-7221
            Smith Barney Inc. ..............................       8-8177
            PaineWebber Incorporated........................      8-16267
            Dean Witter Reynolds Inc. ......................      8-14172

                      ------------------------------------
     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated               13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated........................     13-2638166
            Dean Witter Reynolds Inc. ......................     94-0899825

            The Bank of New York, Trustee...................     13-4941102


                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

         SERIES OF MUNICIPAL INVESTMENT TRUST FUND, EQUITY INCOME FUND,

                              EQUITY INVESTOR FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------

Municipal Investment Trust Fund, Multistate 325.............           33-50907

Equity Income Fund, Blue Chip Stock Series(1)...............           33-05653
Equity Income Fund, 'Merit' 1987 Series.....................           33-10989
Equity Income Fund, Concept Series Real Estate Income
Fund........................................................           33-51869
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Investor Fund, Focus Series Financial Portfolio......          333-32179
Equity Investor Fund, Standard & Poor's Industry Turnaround
Portfolio...................................................          333-39121
Equity Income Fund, Select Ten Portfolio 1997 Series A......          333-15193
Equity Income Fund, Select Growth Portfolio.................           33-51985
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     The Signatures.
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including its consent to the use of its name under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593.

                      EQUITY INVESTOR FUND CONCEPT SERIES
                              TELE-GLOBAL TRUST 4

                                   SIGNATURES
     The registrant hereby identifies the series numbers of Equity Income Fund, Equity Investor Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:
     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 13TH DAY OF AUGUST, 1998.

                SIGNATURES APPEAR ON PAGE R-3, R-4, R-5 AND R-6.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441

      JAMES DIMON
      DERYCK C. MAUGHAN
      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File

                                            Number: 2-61279

      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON

      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039

      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-6